UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Yalla Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

98459U 103(1)

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Class A ordinary share.

SCHEDULE 13G

CUSIP No. 98459U 103

1	Names of Reporting Persons Tao Yang
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 63,319,518(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 63,319,518(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 63,319,518(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
39.3% of Class A ordinary shares(2) (assuming conversion of all Class B ordinary shares beneficially owned by the reporting person into the same number of Class A ordinary shares)

12	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 33,120,000 Class A ordinary shares held by YooYoo Limited, (ii) 445,505 Class A ordinary shares held by Allies Partners Limited, (iii) 5,020,000 Class A ordinary shares that Mr. Yang has the right to receive within 60 days after December 31, 2022, and (iv) 24,734,013 Class B ordinary shares held by YooYoo Limited.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class.

(2) The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 131,255,019 Class A ordinary shares and 24,734,013 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2022, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2022.

1	Names of Reporting Persons Cheerio Investments Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 57,854,013(3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 57,854,013(3)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 57,854,013(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
37.1% of Class A ordinary shares(4) (assuming conversion of all Class B ordinary shares beneficially owned by the reporting person into the same number of Class A ordinary shares)

12	Type of Reporting Person (See Instructions) CO

(3) Represents (i) 33,120,000 Class A ordinary shares held by YooYoo Limited, and (ii) 24,734,013 Class B ordinary shares held by YooYoo Limited.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class.

(4) The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 131,255,019 Class A ordinary shares and 24,734,013 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2022, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2022.

1	Names of Reporting Persons YooYoo Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 57,854,013(5)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 57,854,013(5)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 57,854,013(5)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
37.1% of Class A ordinary shares(6) (assuming conversion of all Class B ordinary shares beneficially owned by the reporting person into the same number of Class A ordinary shares)

12	Type of Reporting Person (See Instructions) CO

(5) Represents (i) 33,120,000 Class A ordinary shares held by YooYoo Limited, and (ii) 24,734,013 Class B ordinary shares held by YooYoo Limited.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class.

(6) The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 131,255,019 Class A ordinary shares and 24,734,013 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2022, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2022.

Item 1.
	(a)	Name of Issuer: Yalla Group Limited
	(b)	Address of Issuer’s Principal Executive Offices: #238, Building 16 Dubai Internet City Dubai United Arab Emirates

Item 2.
(a)

Name of Person Filing:

(i) Tao Yang;

(ii) Cheerio Investments Limited (“Cheerio Investments”), a limited liability company established in the British Virgin Islands; and

(iii) YooYoo Limited (“YooYoo”), a limited liability company established in the British Virgin Islands.

(b)

Address of Principal Business Office or, if none, Residence:

(i) The address of the principal business office of Tao Yang is #238, Building 16, Dubai Internet City, Dubai, United Arab Emirates.

(ii) The registered address of Cheerio Investments is Palm Grove House, P.O. Box 438, Road Town, Tortola, VG1110, British Virgin Islands.

(iii) The registered address of YooYoo is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

	(c)	Citizenship: (i) Tao Yang – People’s Republic of China (ii) Cheerio Investments – British Virgin Islands (iii) YooYoo – British Virgin Islands
	(d)	Title and Class of Securities: Class A ordinary shares, par value US$0.0001 per share
	(e)	CUSIP No.: 98459U 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Tao Yang	63,319,518	39.3%	63,319,518	0	63,319,518	0
Cheerio Investments	57,854,013	37.1%	57,854,013	0	57,854,013	0
YooYoo	57,854,013	37.1%	57,854,013	0	57,854,013	0

(1) As of December 31, 2022, YooYoo held 33,120,000 of the Issuer’s Class A ordinary shares and 24,734,013 of the Issuer’s Class B ordinary shares. YooYoo is controlled by Cheerio Investments, which is in turn controlled by a trust of which Mr. Tao Yang is the settlor and Mr. Yang and his family members are beneficiaries. Under the terms of this trust, Mr. Yang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by YooYoo in the Issuer. Accordingly, each of Mr. Yang and Cheerio Investments may thereby be deemed to beneficially own the 33,120,000 Class A ordinary shares and 24,734,013 Class B ordinary shares held by YooYoo.

As of December 31, 2022, Allies Partners Limited held 445,505 of the Issuer’s Class A ordinary shares. Allies Partners Limited is wholly owned by Allies Group Limited, which is in turn wholly owned by Ms. Lei Liu, the spouse of Mr. Yang. Accordingly, Mr. Yang, Ms. Lei Liu and Allies Group Limited may thereby be deemed to beneficially own the 445,505 Class A ordinary shares held by Allies Partners Limited.

In addition, Mr. Yang has the right to receive 5,020,000 Class A ordinary shares within 60 days after December 31, 2022.

(2) The percentage of the class of securities beneficially owned by each reporting person is calculated based on 131,255,019 Class A ordinary shares and 24,734,013 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2022, assuming conversion of all Class B ordinary shares beneficially owned by such reporting person into the same number of Class A ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

Tao Yang

/s/ Tao Yang
Name:	Tao Yang

Cheerio Investments Limited

By:	/s/ Cassandra Fish-Myles and Conrad Proud
Name:	Cassandra Fish-Myles and Conrad Proud on behalf of Equitas Limited & Probitas Limited
Title:	Director

YooYoo Limited

By:	/s/ Tao Yang
Name:	Tao Yang
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement